UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Senti Biosciences, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81726A100

(CUSIP Number)

June 8, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81726A100	13G

1.	NAMES OF REPORTING PERSONS 8VC Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,498,277 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,498,277 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,277 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by 8VC Fund I (as defined in Item 2(a) below). 8VC GP I (as defined in item 2(a) below) is the general partner of 8VC Fund I. Lonsdale (as defined in Item 2(a) below) is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Fund I.

(2)

Based on 43,857,077 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022 (the “Form 10-Q”).

CUSIP No. 81726A100	13G

1.	NAMES OF REPORTING PERSONS 8VC Entrepreneurs Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,281 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Entrepreneurs I (as defined in Item 2(a) below). 8VC GP I is the general partner of Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.

(2)	Based on 43,857,077 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 81726A100	13G

1.	NAMES OF REPORTING PERSONS 8VC GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,537,558 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,537,558 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,558 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,498,277 shares of the Issuer’s Common Stock held by 8VC Fund I and (ii) 39,281 shares of the Issuer’s Common Stock held by Entrepreneurs I. 8VC GP I is the general partner of each of 8VC Fund I and Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC GP I.

(2)	Based on 43,857,077 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 81726A100	13G

1.	NAMES OF REPORTING PERSONS Joe Lonsdale
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,537,558 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,537,558 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,558 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,498,277 shares of the Issuer’s Common Stock held by 8VC Fund I and (ii) 39,281 shares of the Issuer’s Common Stock held by Entrepreneurs I. 8VC GP I is the general partner of each of 8VC Fund I and Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC GP I.

(2)	Based on 43,857,077 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 81726A100	13G

Item 1(a).	Name of Issuer:

Senti Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Corporate Drive, First Floor

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by 8VC Fund I, L.P. (“8VC Fund I”), 8VC Entrepreneurs Fund I, L.P. (“Entrepreneurs I”) and 8VC GP I, LLC (“8VC GP I” together with 8VC Fund I and Entrepreneurs I, the “Reporting Entities”) and Joe Lonsdale (“Lonsdale” together with the Reporting Entities, the “Reporting Persons”) Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Persons is: 907 South Congress Avenue, Austin, TX 78704.

Item 2(c).	Citizenship:

8VC GP I is a limited liability company organized under the laws of the State of Delaware. Each of 8VC Fund I and Entrepreneurs I is a limited partnership organized under the laws of the State of Delaware. Lonsdale is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

81726A100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of 8VC Fund I and Entrepreneurs I and the limited liability company agreement of 8VC GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 81726A100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

8VC FUND I, L.P.		8VC GP I, LLC

By:	8VC GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

8VC ENTREPRENEURS FUND I, L.P.

By:	8VC GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member